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                                        File No. 70-8671


               SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C 20549

                   CERTIFICATE OF NOTIFICATION
                Pursuant to Rule 24(a) Under the
           Public Utility Holding Company Act of 1935

                            Filed by

            NARRAGANSETT ENERGY RESOURCES COMPANY AND
               NEW ENGLAND ELECTRIC SYSTEM (NEES)

    It is hereby certified that the transactions covered by the Application/Declaration on Form U-1 and the Amendments thereto, and Order No. 35-26397 of the Securities and Exchange Commission dated October 24, 1995 (Commission's File No. 70-8671) with respect thereto, have been carried out in accordance with the terms and conditions of and for the purposes represented in said Application/Declaration and Order of the Commission, as follows:

    On December 6, 1995, Narragansett Energy Resources Company (NERC) sold
$32 million of notes (Notes). The Notes were sold pursuant to the terms of four identical Note Agreements dated as of November 30, 1995, one of which is attached hereto as Exhibit A, to Connecticut General Life Insurance Company, CIGNA Property and Casualty Insurance Company, Insurance Company of North America, and Life Insurance Company of North America and were sold at par with an interest rate 7.25%, due November 30, 2010. In connection therewith NEES also executed a Stock Pledge Agreement, attached hereto as Exhibit B.

    The required "past tense" opinion of counsel is attached hereto as
Exhibit C.
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                            SIGNATURE

    Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Certificate of Notification to be signed on their behalf by the undersigned officers thereunto duly authorized.


                      NARRAGANSETT ENERGY RESOURCES COMPANY

                      s/John G. Cochrane

                      By  __________________________
                          John G. Cochrane
                          Treasurer


                      NEW ENGLAND ELECTRIC SYSTEM

                      s/Michael E. Jesanis

                      By  __________________________
                          Michael E. Jesanis
                          Treasurer




The name "New England Electric System" means the trustee or trustees for the time being (as trustee or trustees but not personally) under an agreement and declaration of trust dated January 2, 1926, as amended, which is hereby referred to, and a copy of which as amended has been filed with the Secretary of the Commonwealth of Massachusetts. Any agreement, obligation or liability made, entered into or incurred by or on behalf of New England Electric System binds only its trust estate, and no shareholder, director, trustee, officer or agent thereof assumes or shall be held to any liability therefor.


Dated: December 15, 1995